FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ENABLES BUSINESSES TO DERIVE VALUE FROM THE INTERNET OF THINGS	2.

Document 1

  NEWS RELEASE
May 21, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY ENABLES BUSINESSES TO DERIVE VALUE FROM THE INTERNET OF THINGS
New Project to Provide Secure Public Applications Platform and Resources for Real-Time Decisions

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today unveiled a series of initiatives, codenamed Project Ion, to help businesses easily connect people, devices and machines, and derive value from these connections. Project Ion is a cornerstone of BlackBerry’s vision to offer end-to-end solutions for the Internet of Things.

According to Forrester Research, Inc., “New smart products and the systems that connect them will eventually provide users with more personalized experiences. By collecting and combining both personal data and contextual information from the surrounding environment in real time, these products will give individuals experiences that serve them in their immediate moment of need.”[1]

“As connectivity costs continue to fall and connected technologies become pervasive, a new market is emerging – the Internet of Things,” said John Chen, Executive Chairman and CEO, BlackBerry. “Billions of connections, generating trillions of transactions and exabytes of data daily, will require platforms that can operate securely on a global scale. No other company is in a better position than BlackBerry to provide the technological building blocks, applications and services needed to enhance productivity, improve real-time decision making and deliver on the vision of the Internet of Things.”

Project Ion was announced at the O’Reilly Solid Conference (May 21-22, San Francisco). It will offer the resources necessary to access massive amounts of data from multiple disparate sources and distill it into meaningful, actionable information using open source and third party analytic tools. This deeper insight will empower companies and organizations across a range of industries. These include doctors and caregivers who require real-time diagnosis information to improve patient care, consumer products companies seeking new ways to better understand and engage with their customers, insurers pursuing more accurate risk profile information and manufacturers in need of better logistics and control data.

Project Ion will focus on developing a host of Internet of Things resources, including:

•
A secure public application platform that will enable a new generation of IoT applications that can access massive amounts of data from multiple sources and allow businesses to make timely, informed decisions. Powered by QNX® technology and BlackBerry secure enterprise mobility management, this platform will securely manage data from millions of end points across multi-device, multi-platform environments.

•
Facilitation of an Internet of Things ecosystem consisting of partners, carriers and application developers looking to connect an ever-growing number of Internet-enabled devices on a secure public applications platform.

•
Strategic partnerships, including membership in the Industrial Internet Consortium™ (IIC), a not-for-profit organization dedicated to driving standards-based technologies for industry, academia and government to accelerate the development and availability of connected technologies. BlackBerry is also one of the founding members of the Application Developer Alliance (ADA), an association that focuses on advancing application development while helping to solve current challenges such as security and privacy.

Select partners and developers will soon have early access to the product component of Project Ion. To learn more about this project and to sign up for the product Beta, go to www.blackberry.com/project-ion.

[1] Frank Gillett: “Pioneer Vendors: Smart, Connected Products For The Internet Of Things,” Jan. 2014

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Contacts:

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, QNX and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 21, 2014	By:	/s/ Steve Zipperstein
(Signature)
Steve Zipperstein Chief Legal Officer & Corporate Secetary